UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549

                           SCHEDULE 13D

               Under the Securities Exchange Act of 1934

                         Merilus, Inc.
                 ------------------------------
                       (Name Of Issuer)

                         Common Stock
                 ------------------------------
                 (Title of Class of Securities)

                         58984R 10 8
                        --------------
                        (CUSIP Number)

           Merilus, Inc. P.O. Box 95625, South Jordan, Utah 84095
-----------------------------------------------------------------------------
(Name, Address and telephone Number of Persons Authorized to Receive Notices and Communications)

                          February 1, 2006
       -------------------------------------------------------
       (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the Following Box if a fee is being paid with the statement [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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SCHEDULE 13D

CUSIP NO. 58984R 10 8

1. Name of Reporting Person: Denny W. Nestripke

    S.S. or I.R.S. Identification No. of Above Person:

2. Check the Appropriate Box if a Member of a Group: NA

3. SEC Use Only

4. Source of Funds: PF

5. Check Box if Disclosure of Legal Proceedings is required pursuant to items 2(d) or 2(e): NA

6. Citizenship or Place of Organization: State of Utah, United States

7. Sole Voting Power: 750,000

8. Shared Voting Power: 750,000

9. Sole Dispositive Power: 750,000

10. Shared Dispositive Power: 750,000

11. Aggregate Amount Beneficially owned by Each Reporting Person: 750,000

12. Check Box if the Aggregate Amount in Box (11) Excludes Certain Shares: NA

13. Percent of Class Represented by Amount in Row (11): At February 2, 2006 the 750,000 shares would represent 6.3% of the issued and outstanding shares.

14. Type of Reporting Person: IN-Individual


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Item 1.  Security and Issuer:

           This statement relates to shares of Common Stock of Merilus, Inc. (the "Issuer") whose address is P.O. Box 95625, South Jordan, Utah 84095.

Item 2.  Identity and Background:
     (a)     Denny W. Nestripke

     (b) 10776 Wyngate Park Drive, P.O. Box 95625, South Jordan, Utah 84095.

     (C)) Mr. Nestripke is the president and director of the Issuer. Additionally, Mr. Nestripke is self-employed as a certified public accountant. Mr. Nestripke operates from the same address as the Issuer.

     (d) Mr. Nestripke has not been convicted in a criminal proceeding.

     (e) Mr. Nestripke is not and has not been a party to a civil proceeding of a judicial or administrative body which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws on findings any violation with respect to such laws; and

     (f) Mr. Nestripke is a citizen of the United States.

Item 3.  Source and Amount of Funds or other Consideration:

      The shares of common stock of the Issuer were given to Mr. Nestripke in consideration of services which he provided to the Issuer valued at $2,250 or $0.003 per share (the prevailing price of the common stock during the period that the services were performed).

Item 4.  Purpose of Transaction:

     The securities were acquired for investment purposes. Mr. Nestripke will be looking for potential merger or acquisitions involving the Issuer. At this time no acquisitions or mergers have been identified. Mr. Nestripke has no other plans for the Issuer or its securities.

Item 5.  Interest in Securities of the Issuer.

     (a) Mr. Nestripke acquired the 750,000 shares on February 1, 2006. The shares represent 6.3% of the issued and outstanding shares of the Issuer. The shares were acquired directly from the Issuer. Mr. Nestripke does not have a present intention of acquiring additional shares of the Issuer. All shares were acquired for investment purposes.

     (b) Mr. Nestripke has sole power to vote all of its shares.

     (C)) During the past 60 days, Mr. Nestripke has not sold or acquired any shares of the Issuer except as set forth above.


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     (d) Mr. Nestripke has the sole right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of the Issuer's shares of common stock held by Mr. Nestripke.

     (e) Mr. Nestripke is still a five percent shareholder.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Mr. Nestripke is not currently a party to any contracts, arrangements, understandings or relationships with respect to the securities of the Issuer.

Item 7.  Materials to be filed as Exhibits.

   None

Signature: After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 2, 2006

Denny W. Nestripke

/s/ Denney W. Nestripke
--------------------------

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